Filed pursuant to Rule 424(b)(3)

Registration No. 333-110065

Prospectus

2,921,390 Shares

CORIO, INC.

COMMON STOCK

This prospectus concerns an offering of 2,921,390 outstanding shares of our common stock by the selling stockholders identified on page 21 of this prospectus.

The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus and will pay all brokerage fees and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The Nasdaq Stock Market under the symbol “CRIO.” On July 8, 2004, the closing sales price of our common stock as reported by The Nasdaq Stock Market was $2.01 per share.

You should consider carefully the risk factors described in this prospectus, which begin on page 3, before purchasing any of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 9, 2004

SUMMARY

Corio, Inc.

Corio is an enterprise application service provider, or ASP. We implement, integrate and manage a suite of enterprise software applications from leading vendors offered to our customers over a secure network. This suite of applications is designed to accommodate the requirements of rapidly growing as well as larger, more mature companies. We enable our customers to avoid many of the significant and unpredictable ongoing application management challenges and costs. Following the rapid implementation of software applications, performed for a fixed fee or on a time and materials basis, our customers pay a monthly service fee based largely on the number of applications used, total users, the level of service required and other factors. By providing application implementation, integration, management and various upgrade services and related hardware and network infrastructure, we reduce the information technology, or IT, burdens of our customers, enabling them to focus on their core businesses and react quickly to dynamic market conditions. Corio is not profitable and may never be profitable. As of March 31, 2004, we had an accumulated deficit of $262 million and, for the fiscal year ended December 31, 2003, we had a net loss of $12.9 million. For additional risks related to our business, see the “Risk Factors” section starting on page 3 of this prospectus.

Corio was incorporated in Delaware in September 1998 in connection with the acquisition of all of the capital stock of Data Systems Connectors, Inc. Our principal executive offices are located at 959 Skyway Road, Suite 100, San Carlos, California 94070, and our telephone number is (650) 232-4080.

Issuance of Shares to Stockholders of Nexus Technology, Inc.

On October 22, 2003, we acquired substantially all of the assets of Nexus Technology, Inc., an Illinois corporation. Nexus is a provider of information technology solutions for users of business software applications. In exchange for the acquired assets, Corio paid $1.9 million in cash and issued 2,921,390 shares of Corio common stock to the stockholders of Nexus. Subsequent to the closing of asset purchase transaction, Nexus distributed the shares it received to the selling stockholders identified on page 21 based on their pro-rata ownership interests in Nexus. In addition, Nexus will be entitled to receive an earn-out payment of up to $2.0 million payable in shares of Corio common stock contingent upon Corio attaining specified revenue milestones for the 3-month period ending December 31, 2004 from identified existing and prospective customers of Nexus.

The shares of Corio common stock issued or issuable in connection with the acquisition, including any shares that may become issuable under the earn-out arrangement, are “restricted securities” within the meaning of the Securities Act. Such shares were, or, in the case of any earn-out shares, will be, issued in reliance on an exemption from the registration requirements of the Securities Act. Corio granted Nexus and its stockholders resale registration rights with respect to the shares issued to Nexus at the closing of the acquisition. These registration rights do not apply to the shares of common stock issuable in connection with the earn-out arrangements.

The 2,921,390 shares issued to Nexus at the closing of the acquisition have been distributed to the stockholders of Nexus and are being registered for resale by these selling stockholders under the registration statement, of which this prospectus is a part. We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of such shares will go to the selling stockholders. For more information regarding the asset acquisition please see the disclosure provided under the heading “Nexus Asset Acquisition” in the Recent Developments section.

RECENT DEVELOPMENTS

Nexus Asset Acquisition

On October 22, 2003, we acquired substantially all of the assets of Nexus Technology, Inc., an Illinois corporation. Nexus is a provider of information technology services for users of business software applications, focusing on services related to business software applications of SAP AG. For the twelve months ended December 31, 2002, 2001 and 2000, Nexus’ revenues were $8.8 million, $13.0 million, and $14.3 million, respectively, and its operating expenses in those periods were $9.6 million, $13.0 million and $13.6 million, respectively. In connection with the asset purchase, Corio and Nexus entered into an Asset Transfer Agreement and Plan of Reorganization, under which Corio acquired the customer contracts, receivables, property and equipment and other tangible and intangible assets used in Nexus’s business.

The rationale for the asset purchase was to expand Corio’s customer base and expertise in the SAP market space. SAP AG is a significant enterprise software vendor, providing enterprise resource planning and e-commerce software for businesses. We expect Corio’s overall revenues in this market space to grow as a result of the asset purchase. We also expect some cost synergies as a result of the asset purchase, although this was not the driving factor behind the asset purchase. Corio plans to very quickly fully integrate the employees, customers and operations of Nexus into Corio and, therefore, will not be measuring the financial results of the former Nexus business unit on a standalone basis.

In exchange for the acquired assets, Corio paid Nexus approximately $10.0 million, consisting of $1.9 million in cash and 2,921,390 shares of Corio common stock (valued as of October 22, 2003). The cash portion of the acquisition consideration was paid out of Corio’s available working capital. Subsequent to the closing of the asset purchase transaction, Nexus distributed the shares it received to its stockholders based on their pro rata ownership interest in Nexus. In addition, Nexus will be entitled to receive an earn-out payment of up to $2.0 million payable in shares of Corio common stock contingent upon certain conditions, including Corio attaining specified revenue milestones for the quarter ending December 31, 2004 from identified existing and prospective customers of Nexus. More specifically, (i) if Corio recognizes revenue for that quarter from the identified companies of $3 million or more, Corio will issue to Nexus common stock with a value of $2.0 million, (ii) if Corio recognizes revenue for that quarter from the identified companies of between $2.7 million and $3.0 million, Corio will issue to Nexus common stock with a value of $1.6 million, and (iii) if Corio recognizes revenue for that quarter from the identified companies of between $2 million and $2.7 million, Corio will issue to Nexus common stock with a value of $1 million. In the event the revenue from the identified customers is less than $2.0 million, then Nexus will not be entitled to receive any additional stock or cash consideration. The actual number of shares of common stock to be issued pursuant to these earn-out arrangements shall be determined by dividing the value of the earn-out payment by the greater of (i) the average closing price of Corio’s common stock over a fifteen day period ending two trading days prior to the date of the earn-out payment and (ii) $1.30.

RISK FACTORS

Before you invest in any of our securities, you should be aware of various risks, including those risk factors described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus and in the prospectus supplement, before you decide whether to purchase any of our securities. In the risk factors set out below, we have described all of the material risks related to the offering of stock in connection with this prospectus.

If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We expect to continue to incur losses and experience negative cash flow and we may never be profitable.

We have spent significant funds to date to develop and refine our current services, to create and run our operations organization, to build and run a professional services organization and to develop and run our sales and marketing resources. We have incurred significant operating and net losses and negative cash flow and have not achieved profitability. As of March 31, 2004, we had an accumulated deficit of $262 million.

We expect to continue to invest significantly in our organization to provide services, enhance current services and expand our service offerings. We also may hire additional people in certain areas of our company in order to support our business and promote and sell our services. In addition, we expect to continue to incur significant fixed and other costs associated with customer acquisitions and with the implementation and configuration of software applications, and ongoing services, for customers. As a result of all of these factors, to achieve operating profitability on a consistent basis, excluding non-cash charges, we will need to increase our customer base and number of customers, to increase our revenue, to decrease our overall costs of providing services, including the costs of our licensed technology and our operations and the costs of customer acquisitions. We cannot assure you that we will be able to increase our revenues or increase our operating efficiencies in this manner. Also, we may continue to invest in our business faster than we anticipate growth in our revenues, and we may continue to incur significant losses and negative cash flow for the foreseeable future and we may never be profitable.

Because of the nature of our customer base, we may experience greater than expected customer loss and instability as well as difficulties collecting fees, which could result in reduced revenues.

A significant portion of our current revenue is derived from technology and middle-market companies. Middle-market companies consist of companies or divisions with annual revenues of between approximately $200 million and $1 billion. Technology and middle-market companies may be more likely to be acquired, experience financial difficulties or cease operations than companies that are larger and better established or are in more stable industries. In particular, technology and middle-market companies may experience difficulties in raising capital needed to fund their operations. As a result, our client base will likely be more volatile than those companies whose customer base consists of more mature and established businesses. Over the past four years we experienced early terminations of customer agreements with approximately one hundred customers, many of which entered into agreements with us in 1999 and 2000 and whose terminations were based on the dot com crash and many of which are no longer in business. We expect additional customer agreements to terminate in the future. If we continue to experience greater than expected customer loss or an inability to collect fees from our customers in a timely manner because of this volatility, our operating results could be seriously harmed.

The loss of key customers could reduce our revenues and could be perceived as a loss of momentum for our business.

We have experienced customer attrition in the past and expect to experience it in the future. Historically, we have generated a substantial portion of our revenues from a limited number of customers and we expect that in the future a limited number of customers will continue to account for a substantial portion of our revenues. As a result, if we lose a major customer for any reason, including non-renewal of a customer contract, failure to meet performance requirements, or because of an acquisition or bankruptcy, our revenues could be adversely affected. We may lose customers if they are acquired by a company which does not need access to the kinds of services we provide, either because the acquiring company has in-house capabilities, existing contractual arrangements that preclude them from using our services, or for a variety of other reasons. If we do not grow our revenue, we may never achieve profitability or positive cash flow and therefore the loss of any significant customers could adversely affect our operating results. In addition, our potential customers and investors may perceive any customer loss as a loss of momentum in our business, which may adversely affect future opportunities to sell our products and services and cause our stock price to decline. We cannot be certain that customers that have accounted for significant revenues in past periods will continue to generate revenues in any future period.

For example, one of our customers, Quadrem, who represented 11% of total revenues in fiscal 2002, had its contract expire in May 2003. Although Quadrem renewed for a short-term contract, the new contract was for significantly less recurring monthly revenue. In addition, another customer, Expanets, Inc., that accounted for 12% of total revenues for fiscal 2003, was acquired by Avaya in November 2003. Avaya notified us in March 2004 that it will terminate its customer contract associated with supporting this platform at the end of July 2004. When we lose Avaya/Expanets as a customer, or if we lose any other significant customer, or if a significant customer makes a significant reduction in fees paid to us, and if we are unable to replace this revenue with revenue from new or existing clients, this will have a significant adverse effect on our ability to achieve profitability and positive cash flow.

Our failure to collect payments for our services from “cash basis” customers could significantly decrease our revenues and profitability.

In the event we decide payment by a customer is no longer reasonably assured then we designate that customer as a “cash basis” customer. Historically we have generated a significant portion of our revenue from payments by cash basis customers. The percentage of our customers designated as cash basis customers as of the end of March 31, 2004 was 14% and for the years ended 2003, 2002 and 2001 was 12%, 29% and 42%, respectively. For the quarter ended March 31, 2004 we recorded revenue of $4.2 million (24%) of revenues related to services provided to cash basis customers. For the years ended December 31, 2003, 2002 and 2001, we recorded revenue of $22.2 million (32% of total revenue), $17.0 million (31% of total revenue) and $16.6 million (32% of total revenue), respectively, related to services provided to cash basis customers.

For the quarter ended March 31, 2004, we determined not to recognize approximately $1.7 million in revenue related to services provided during this period, consistent with our policies regarding customers designated as cash basis customers for which we did not receive payment. For the 2003 fiscal year we determined not to recognize approximately $1.4 million in revenue related to services provided during this period to cash basis customers. For 2002, this amount was $3.0 million and for 2001 it was $2.3 million. A significant portion of our customer base remains on a cash basis and we expect to continue to have a significant number of customers on a cash basis going forward. For these customers we are at risk of not receiving payment for services we have already performed. Failure by these customers to pay could decrease revenue and result in our having incurred costs to provide services without being compensated for those services, which could adversely affect our ability to become profitable.

The fact that we operate in a relatively new and rapidly evolving industry exposes us to risks that may result in our inability to successfully execute on our business model, which could adversely affect our operating results.

The ASP market is relatively new and has not yet received universal acceptance by the enterprises we target. An investor in our common stock must consider these facts as well as the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the market for Internet-based software application services. Some of the risks and difficulties relate to our potential inability to:

•	acquire and retain customers, particularly larger, more established companies desirable to create a stable revenue and customer base;

•	acquire new customers at a rate sufficient to create growth taking into account loss of customers;

•	reduce costs associated with the delivery of services to our customers;

•	expand and maintain our pipeline of sales prospects in order to promote greater predictability in our period-to-period sales levels;

•	acquire or license third party software applications at a reasonable cost or at a structure beneficial to us;

•	complete successful implementations of software applications in a manner that is repeatable and scalable;

•	integrate successfully software applications we manage with each other and with our customers’ existing systems;

•	continue to offer new services that complement our existing offerings;

•	increase awareness of our brand; and

•	maintain our current, and develop new, strategic relationships.

We cannot assure you that we will successfully address these risks or difficulties. If we fail to address any of these risks or difficulties adequately, we will likely be unable to execute our business model.

If we are unable to adjust our spending to offset future revenue shortfalls, our short-term operating results could be adversely affected causing our stock price to fall.

We expend significant sums in order to run our business and to promote future growth in our business, operations, professional services, research and development, and sales and marketing organizations. Although we are monitoring our spending, we expect to continue to expend significant sums on these activities. Because the expenses associated with these activities are relatively fixed in the short-term, we may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels. As our operating results fluctuate, they may fall short of the expectations of public market analysts or investors. If this occurs, the price of our common stock may fall.

Our quarterly operating results may fluctuate, which could cause our stock price to fall.

Our financial results will vary due to factors such as the nature of our services and the timing of payments received from cash basis customers. For individual customers, we may recognize professional services revenues associated with the implementation of our applications during the early months of our engagement. We then recognize monthly fees from these customers, consisting primarily of application management services revenues, over the balance of the contractual relationship. As a result, for some customers we have a high proportion of up-front professional services revenues associated with implementation. We expect that our financial results may continue to vary over time as monthly fees vary in relation to other revenue. In addition, third parties also provide professional services for some of our application management services customers, and whether professional services will be provided by us or by third parties may be difficult to predict. Changes in our revenue mix from professional services revenues to application management services revenues could be difficult to predict and could cause our quarterly results and stock price to fluctuate.

Other important factors that could cause our quarterly results and stock price to fluctuate materially include:

•	the timing of obtaining, implementing and establishing connectivity with individual customers;

•	the loss of or change in our relationship with important customers and our ability or inability to collect termination fees from terminating customers;

•	any increase or decrease in termination fees, settlement fees or judgments paid in a quarter versus other quarters;

•	the timing and magnitude of expanding our operations and of other capital expenditures;

•	the timing and amount of payments received from cash basis customers as well as the change in composition of these customers;

•	costs, including license fees, relating to the software applications we use;

•	changes in our pricing policies or those of our competitors;

•	potential changes in the accounting standards associated with accounting for stock options, stock or warrant issuances and for revenue recognition; and

•	accounting charges we may incur in the future relating to stock options, stock or warrant issuances.

Our financial results may vary over time as our business model evolves, which could cause our stock price to fall.

Our financial results could vary over time as our ASP business and financial models mature and evolve. For example, we historically included a broad range of customer support in our fixed monthly fees but now bill certain customers for support services in excess of specified limits in certain circumstances. As another example, we have unbundled the cost of enterprise software licenses from our fixed monthly fee and require our customers to obtain licenses to enterprise software applications directly from third party software providers. Any such changes to our business or financial model would likely cause financial results to vary, which could cause our stock price to fall.

In this regard, from time to time we negotiate with some of our major third party software vendors to modify the pricing and other terms currently in place with these vendors. We may agree to restructure our current arrangements with some of our third party software providers. For example, we have migrated substantially all of our customers from a model whereby some rent enterprise application licenses from us to a model whereby they all purchase the licenses directly from independent software vendors. Such pricing structures or business models may not in fact be more beneficial to us and may ultimately hinder our ability to become profitable.

The loss of access to, or the obsolescence of, third party software necessary to deliver our services may adversely affect our revenues and increase our costs.

We offer our customers software application services for applications from third parties such as PeopleSoft, Oracle, SAP, Ariba and Siebel Systems. We have agreements in place with certain third party software vendors, and our agreements with third party software vendors are non-exclusive, are for limited terms and typically permit termination in the event of our breach of the agreements. Additionally, a substantial majority of our customers are “host-only”, whereby they must obtain licenses directly from independent software vendors such as PeopleSoft, Oracle, SAP, Ariba and Siebel, and, in these situations, we may rely on the independent software vendors to consent to allow us to access the software to provide our services. If we lose the right to host the software from third party software vendors, if the cost of licensing the software applications becomes prohibitive, or if we change the vendors from whom we currently license software, our business and our customers’ businesses could be significantly disrupted, which could harm our revenues and increase our costs. Our financial results may also be harmed if the cost structure we negotiate in the future with the third party software vendors changes in a manner that is less beneficial to us compared to our current cost structure with software vendors. We cannot assure you that our services will continue to support the software of our third party vendors, or that we will be able to adapt our own offerings to changes in third party software. In addition, if our vendors were to experience financial or other difficulties, it could adversely affect the availability of their software. It is also possible that improvements in software by third parties with which we have no relationship could render the software we offer to our customers less compelling or obsolete.

The limits imposed on our uses of the third party software necessary to deliver our services may impair our growth and operating results.

Certain agreements we have for the third party software for which we provide hosting or application management services restrict our ability to sell our services in specified countries and to customers with revenue above or below specified revenue levels. For example, one agreement restricts us from selling our services to customers with annual revenues greater than $1 billion, and restricts our ability to sell to customers outside of North America. In addition, certain agreements contain limits on our ability to sell our services to certain types of customers. Our operating results and ability to grow could be harmed to the extent these licenses prohibit us from selling our services to customers to which we would otherwise sell our services, or in countries in which we would otherwise sell our services.

Poor performance of the software we deliver to our customers or disruptions in our business-critical services could harm our reputation, delay market acceptance of our services and subject us to liabilities.

Our customers depend on our hosted software applications for their critical systems and business functions, including enterprise resource planning, customer relationship management and e-commerce. Our customers’ businesses could be seriously harmed if the applications we provide to them work improperly or fail, or if we have other service disruptions, even if only temporarily. Accordingly, if the software that we deliver to our customers or our implementation or ongoing management of such software performs poorly, experiences errors or defects or is otherwise unreliable, our customers would likely be extremely dissatisfied, which could cause our reputation to suffer, force us to divert research and development and management resources, cause a loss of revenues or hinder market acceptance of our services. It is also possible that any customer disruptions resulting from failures in our applications could force us to refund all or a portion of the fees customers have paid for our services or result in other significant liabilities to our customers.

We may fail to implement, host or manage enterprise software applications successfully due to the complicated nature of the services we provide, which would harm our reputation and sales.

Implementations and management of enterprise software applications are very complex. We cannot assure you that we can convince customers that we have the requisite expertise required to implement, host or manage these applications. Our reputation will be harmed and sales of our services would decline significantly if we are not able to complete successfully repeated implementations of our enterprise software applications or if we are not able to successfully manage enterprise applications, including those applications with which we have limited or no implementation, hosting or management experience to date.

Our inability to sufficiently expand our enterprise software implementation and systems consulting capabilities could harm our ability to service our customers effectively and could hinder our growth.

A failure to maintain and expand relationships with third party systems integrators that we use to implement our services could harm our ability to service our customers effectively. As we seek to provide applications management services for larger, more established customers, they may frequently utilize the systems integration and consulting services of independent, third party systems integrators rather than Corio. In such cases, we may receive only modest revenue for implementation and integration services if any. In addition, we frequently contract with our customers for implementation on a fixed price basis. As a result, unexpected complexities in implementing software applications for our customers could result in unexpected losses for us or increases in losses. Our business and reputation could also be seriously harmed if third party systems integrators were unable to perform their services for our customers in a manner that meets customer expectations.

Increased demand for customization of our services beyond what we currently provide or anticipate could reduce the scalability and profitability of our business.

Companies may prefer more customized applications and services than our business model contemplates. Most of our customers have required some level of customization of our services, and our customers may continue to require customization in the future, perhaps to a greater extent than we currently provide or anticipate. If we do not offer the desired customization, there may be less demand for our services. Conversely, providing customization of our services increases our costs and reduces our flexibility to provide similar services to many customers. Accordingly, increased demand for customization of our services could reduce the scalability and profitability of our business and increase risks associated with completing software upgrades.

A significant increase in our customer base could strain our operations and may result in our inability to properly manage our organizational structure.

Growth could strain our operations and require us to incur costs to upgrade our infrastructure and expand our personnel. If our customer base grows significantly, we cannot be sure that we will successfully manage our growth. In order to manage any such growth successfully, we must:

•	expand our management team, financial and information systems and controls and operations team;

•	maintain a high level of customer service and support;

•	expand our implementation and consulting resources internally and with third parties;

•	expand, train, manage and retain our employee base effectively; and

•	manage costs for employees, hardware, software, data centers and networks in a manner that will permit our business to scale.

Any failure to effectively meet the above requirements could adversely affect our business. In addition, if our customer base grows significantly, there will be additional demands on our customer service support, research and development, sales and marketing and administrative resources as we try to increase our service offerings and expand our target markets. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems and controls could harm our ability to accurately forecast demand for our services, manage our billing of customers, manage our sales cycle and implementation services and record and report management and financial information on a timely and accurate basis. Moreover, any inability to expand our service offerings and employee base commensurate with any increase in the demand for our services could cause our revenues to decline.

Our inability to successfully perform required software upgrades for our customers could cause interruptions or errors in our customers’ applications, which could increase our costs and delay market acceptance of our services.

Our software vendors from time to time will upgrade their software applications, and at such time we may be required to implement these software upgrades for certain of our customers. Implementing software upgrades can be a complicated and costly process, particularly implementation of an upgrade simultaneously across multiple customers. Accordingly, we cannot assure you that we will be able to perform these upgrades successfully or at a reasonable cost. We may also experience difficulty implementing software upgrades to a large number of customers, particularly if different software vendors release upgrades simultaneously. If we are unable to perform software upgrades successfully and to a large customer base, our customers could be subject to increased risk of interruptions or errors in their business-critical software, our reputation and business would likely suffer and the market would likely delay the acceptance of our services. It will also be difficult for us to predict the timing of these upgrades, the cost to us of these upgrades and the additional resources that we may need to implement these upgrades. Additionally, as we continue to evolve our business model to charge customers for the cost of software upgrades, we may lose prospective customers who choose not to pay for these upgrades. Therefore, any such upgrades could strain our development and engineering resources, require significant unexpected expenses and cause us to miss our financial forecasts or those of securities analysts. Any of these problems could impair our customer relations and our reputation and subject us to litigation.

Security risks and concerns may decrease the demand for our services, and security breaches with respect to our systems may disrupt our services or make them inaccessible to our customers.

Our services involve the storage and transmission of business-critical, proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. Anyone who circumvents our security measures could misappropriate business-critical proprietary information or cause interruptions in our services or operations. In addition, computer “hackers” could introduce computer viruses into our systems or those of our customers, which could disrupt our services or make them inaccessible to customers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Our security measures may be inadequate to prevent security breaches, and our business and reputation would be harmed if we do not prevent them.

If we are unable to adapt our services to rapidly changing technology, our reputation and our ability to grow our revenues could be harmed.

The markets we serve are characterized by rapidly changing technology, evolving industry standards, emerging competition and the frequent introduction of new services, software and other products. We cannot assure you that we will be able to enhance existing or develop new services that meet changing customer needs in a timely and cost-effective manner. For example, as software application architecture changes, the software for which we provide services could become out of date or obsolete and we may be forced to upgrade or replace our technology. For example, this is of particular concern with regard to our enterprise resource planning, or ERP, software, including PeopleSoft, Oracle and SAP. The architecture of the software we currently use for ERP applications is not designed to be hosted. We believe that future software may be written to be hosted. Our existing software application providers may face competition from new vendors who have written hostable software. It may be difficult for us to acquire hostable ERP software from these new vendors and for our software application providers to develop this software quickly or successfully. In either event, the services we offer would likely become less attractive to our customers, which could cause us to lose revenue and market share. Performing upgrades may also require substantial time and expense and even then we cannot be sure that we will succeed in adapting our business to these technological developments. Prolonged delays resulting from our efforts to adapt to rapid technological change, even if ultimately successful, could harm our reputation within our industry and our ability to grow our revenues.

Our application management agreements are typically long-term, fixed-price contracts, and if we are not able to manage our costs, these agreements may become unprofitable for us.

We enter into agreements with our customers to provide application management services for long periods, typically three years for our full service contracts. Most of these agreements are in the form of fixed-price contracts that do not provide for price adjustments to reflect any cost overruns associated with providing our services, such as potential increases in the costs of software applications we license from third parties, and the costs of upgrades or inflation. As a result, unless we are able to provide our services in a more cost-effective manner than we do today and unless the number of users at individual customers increases to provide us higher revenue levels per customer, we may never achieve profitability for a particular customer. In addition, customers may not be able to pay us or may cancel our services before becoming profitable for us.

Our business is relatively new and, accordingly, our business and financial models may evolve as the understanding of our business evolves. We may be unable to adjust our pricing or cost structure with respect to our current customers in response to changes we make in our business or financial model due to the long-term, fixed price nature of the application management agreements we have with our customers. This potential inflexibility may hurt our ability to become profitable.

Downward pricing pressure may decrease our revenue.

Customers often request reductions in pricing upon contracts coming up for renewal and sometimes even prior to renewal. We have accommodated some of these requests in the past and may accommodate others in the future. As information technology services evolve we have noted that customers expect these services to be provided on a more efficient and cost-effective basis. We may not be able to increase efficiencies so as to maintain current profit margins on an individual customer basis, taking into account such reduced revenue. The downward pressure on pricing may result in decreased revenues and may make it difficult for us to become profitable.

Proposed changes to GAAP that may require recording compensation expense for employee stock options.

The FASB and various legislative proposals have proposed changes to GAAP that may require us to adopt a different method of determining the compensation expense for our employee stock options. We currently use the intrinsic value method to measure compensation expense for stock-based awards to our employees. Under this standard, we generally do not consider stock option grants issued under our employee stock option plans to be compensation when the exercise price of the stock option is equal to the fair market value on the date of grant. If any change to GAAP is adopted that requires us to adopt a different method of determining the compensation expense for our employee stock options, our reported results of operations may be adversely affected.

We have focused on reducing costs, particularly in certain areas of our business, and these reductions may hinder sales and development of new technology.

In response to the difficult business environment and in order to try to bring our cost structure more in line with our revenues, we have been focusing on reducing our costs for some time. We have attempted to do this in a way that permits us to continue to provide excellent levels of service for customers, focusing on reducing costs by automating services, negotiating with vendors and headcount reductions in areas that have less direct impact on customers. We have significantly reduced our marketing expenses and this may adversely affect our ability to attract new customers and to increase our revenues. We have also significantly reduced our research and development expenses and this may adversely affect our ability to develop new technology, although we have attempted to augment our research and development capabilities through less expensive means such as through our Indian subsidiary.

If we do not meet the service levels we establish in our customer contracts, we may lose existing customers and revenue and our reputation and ability to engage potential customers may be adversely affected.

Our application management services contracts contain service level guarantees that obligate us to provide our applications at a guaranteed level of performance. If we fail to meet those service levels, we may be contractually obligated to provide our customers credit for free service. If we were to continue to fail to meet these service levels, our customers would then have the right to cancel their contracts with us. These credits or cancellations could harm our reputation and hinder our ability to grow our revenues.

If we cannot obtain additional software applications that meet the evolving business needs of our customers, the market for our services may not grow and may decline, and sales of our services may suffer.

Part of our strategy may be to expand our services by offering our customers services related to additional software applications that address their evolving business needs. We cannot be sure, however, that we will be able to license these applications at a commercially viable cost or at all or that we will be able to cost-effectively develop the applications in-house. If we cannot obtain these applications on a cost-effective basis or otherwise cannot effectively expand our service offering and, as a result, cannot expand the range of our service offerings, the market for our services may not grow and may decline, and sales of our services may suffer.

We have many competitors and expect new competitors to enter our market, which could adversely affect our ability to increase revenues, maintain our margins or grow our market share.

The market for our services is extremely competitive and the barriers to entry in our market are relatively low. We currently have no patented technology that would bar competitors from our market.

Our current and potential competitors primarily include:

•	application service providers and business process outsourcers, such as Appshop, Bluestar Solutions, CSC, Electronic Data Systems, Hewlett-Packard, IBM Global Services, Surebridge and USinternetworking;

•	systems integrators, such as Accenture and Bearing Point;

•	offshore providers such as Wipro, Tata and Infosys;

•	software vendors, such as Oracle, PeopleSoft, SAP, Ariba and Siebel Systems; and

•	major technology providers, such as Microsoft.

Many of our competitors and potential competitors have substantially greater financial, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. We cannot be sure that we will have the resources or expertise to compete successfully in the future. Our competitors may be able to:

•	develop and expand their network infrastructures and service offerings more quickly;

•	adapt to new or emerging technologies and changing customer needs faster;

•	take advantage of acquisitions and other opportunities more readily;

•	negotiate more favorable agreements with software application vendors;

•	devote greater resources to the marketing and sale of their products; and

•	address customers’ service-related issues more effectively.

Some of our competitors may also be able to provide customers with additional benefits at lower overall costs or to reduce their application service charges aggressively in an effort to increase market share. We cannot be sure that we will be able to match cost reductions by our competitors.

Our competitors and other companies may form strategic relationships with each other to compete with us. These relationships may take the form of strategic investments, joint-marketing agreements, licenses or other contractual arrangements, which arrangements may increase our competitors’ ability to address customer needs with their product and service offerings. We believe that there is likely to be consolidation in our markets, which could lead to increased price competition and other forms of competition that could cause our business to suffer.

We may lose customers or have to credit customers for our services if our network infrastructure is not delivered or serviced in a timely, consistent and cost-effective manner by third parties.

We depend on third parties, such as XO Communications, Qwest and (i)Structure, for our data center management services and for key components of our network infrastructure. Our contracts with these data center and network infrastructure providers are for a fixed term and for a specified amount of services, which may be insufficient to meet our needs. The services we provide could be materially disrupted by any disruption in the services provided by our data center management service providers. For example, downtime caused by our data center providers could materially disrupt our services, and, in the event any of these data center providers terminate or decline to renew their contracts with us, we could experience significant disruption and costs related to migrating customers to a different data center. We depend on suppliers such as Sun Microsystems for our computer hardware and WebMethods and Netegrity and others for our software technology platform. If any of these relationships fail to provide needed products or services in a timely and consistent manner or at an acceptable cost, we may be unable to deliver our services to our customers in an effective manner and these customers may terminate their contracts with us as a result or demand credits against fees. Some of the key components of our infrastructure are available only from sole or limited sources in the quantity and quality we demand. We do not carry significant inventories of those components that we obtain from third parties and have no guaranteed supply arrangements for some of these components. Additionally, some of our service and product providers have recently experienced financial difficulty, and financial problems they experience may cause disruptions in our service, loss of customers and expose us to additional costs.

Computer system failures could render us unable to service our customers and may cause us to lose our customers and subject us to liability and increased expenses.

Our operations depend upon our ability and the ability of our third party data center and network services providers to maintain and protect the computer systems on which we host our customers’ applications. Any loss of customer data or an inability to provide service for a period of time could cause us to lose our customers and subject us to significant potential liabilities. We currently use six data center providers to house our hardware and to provide network services, but most of our customers are serviced at a single site. While our data center and network providers maintain back-up systems and we have disaster recovery processes, a natural disaster or other disruption at their site could impair our ability to provide our services to our customers until the site is repaired or back-up systems become operable. Some of our data center providers, as well as our corporate headquarters, are located in Northern California, near known earthquake fault zones. Our systems and the data centers are also vulnerable to damage from fire, flood, power loss, telecommunications failures, terrorist attacks and similar events.

Our inability to retain and hire qualified and effective executive officers and critical personnel may adversely affect our ability to successfully manage our business or achieve our business objectives.

Our future success depends upon the continued service of our executive officers and other key personnel. None of our executive officers or key employees is bound by an employment agreement for any specific term. Key personnel may voluntarily terminate due to various reasons. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives.

Our inability to retain and hire qualified and effective personnel may adversely affect our ability to grow our business.

In the future, we may expand our sales, operations and marketing efforts in order to try to increase market awareness and sales of our services. We may also need to increase our technical staff in order to service customers and perform research and development. There is competition for qualified and effective sales, marketing, technical and operations personnel as these personnel are in limited supply and in high demand and we might not be able to hire and retain sufficient numbers of these personnel to grow our business or to service our customers effectively. Also, past reductions in our workforce, although designed to not affect service levels and demand generation, may adversely affect these areas of our business.

In the event we are not able to achieve the anticipated benefits from our acquisition of Nexus this may increase our expenses without the expected increase in revenue, which will adversely affect our operating or financial results.

In October 2003, we acquired substantially all of the assets of Nexus as part of our efforts to expand our applications management business and product offerings. The rationale for the asset purchase was to expand Corio’s customer base and expertise in the SAP market space. SAP AG is a significant software vendor, providing enterprise resource planning and e-commerce software for businesses. We may experience difficulties in achieving and may never fully realize this anticipated benefit. Potential risks with this acquisition include, among others:

•	possible impairment of relationships with employees and customers as a result of the acquisition of Nexus;

•	inability to retain key employees of Nexus;

•	inability to retain the SAP customers of Nexus;

•	diversion of management’s attention from other business concerns; and

•	difficulties in assimilation of acquired personnel, operations, technologies or products.

In the event we are unable to retain Nexus’s SAP customers or use this acquisition as a basis for expanding our customer base in the SAP market, or in the event the risks identified above lead to increased costs or a loss of benefits from the acquisition then we may never achieve the anticipated benefits of this acquisition and this will adversely impact our operating results. In addition, Corio has an obligation to issue additional shares of common stock to Nexus in the event Corio attains specified revenue milestones for the 3-month period ending December 31, 2004. Any such issuance would dilute our existing stockholders and increase the costs of the acquisition.

Any acquisitions of businesses, technologies or services may result in distraction of our management and disruptions to our business and additional costs.

In September 2002 and October 2003, we completed the acquisition of the ASP assets of Qwest Cyber Solutions LLC and Nexus, respectively. The integration of the ASP assets of Qwest Cyber Solutions and Nexus into our business is ongoing, and we may experience related disruptions and distractions as well as unexpected costs. We have lost, and may continue to lose, customers acquired from Qwest Cyber Solutions, and we may experience similar losses of customers acquired from Nexus.

We expect that further consolidation in our industry may occur. We may acquire or make investments in additional complementary businesses, technologies or services if appropriate opportunities arise. From time to time we may engage in discussions and negotiations with companies regarding acquiring or investing in their businesses, technologies or services. We cannot make assurances that we will be able to identify suitable acquisition or investment candidates, or that if we do identify suitable candidates, we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, customers, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, cause customer loss, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity or convertible debt securities could be dilutive to our existing stockholders. Furthermore, any future acquisitions could materially deplete our cash.

Any inability to protect our intellectual property rights could reduce our competitive advantage, divert management attention, and require additional intellectual property to be developed or cause us to incur expenses to enforce our rights.

We cannot assure you that we will be able to protect or maintain our intellectual property from infringement or misappropriation from others. In particular, our business would be harmed if we were unable to protect our technology platform and processes, our trademarks or our other software and confidential and proprietary information. Agreements on which we rely to protect our intellectual property rights and the trade secret, copyright and other laws on which we rely may only afford limited protection to these rights. In addition, we currently have no patents issued, which limits significantly our ability to protect our proprietary rights in the event they are infringed. Any infringement or misappropriation of our intellectual property could reduce our competitive advantage, divert management attention, require us to develop technology and cause us to incur expenses to enforce our rights.

Any infringement claims involving our technology or the applications we offer or other lawsuits could cost a significant amount of money and could divert management’s attention away from our business.

If the number of software applications used by us and our customers increases and the functionality of these products further overlaps and integrates, software industry participants may become increasingly subject to infringement claims. In addition, we have agreed, and may agree in the future, to indemnify some of our customers against claims that our services infringe upon the intellectual property rights of others. Someone may claim that our technology or the applications or services we offer infringes their proprietary rights. Someone may also claim that we do not have adequate licenses to perform the services we offer. Any infringement claims, even if without merit, can be time consuming and expensive to defend, may divert management’s attention and resources and could cause service delays. Such claims could require us to enter into costly royalty or licensing agreements. If successful, a claim of infringement against us and our inability to modify or license the infringed or similar technology could adversely affect our business. In addition, if our software vendors cease to offer their software applications to us because of infringement claims against them or us we would be forced to license different software applications to our customers that may not meet our customers’ needs. This could result in a loss of customers and a decline in our revenues.

In November 2001, a securities class action lawsuit was filed in the U.S. District Court for the Southern District of New York against Corio, certain of its officers and certain of the underwriters involved in Corio’s initial public offering. This is one of approximately 300 similar lawsuits in a coordinated proceeding sometimes referred to as “IPO allocation lawsuits” or “laddering lawsuits.” In June 2003, the plaintiffs in these cases presented a settlement proposal to all of the issuer defendants. Under the proposed settlement, the plaintiffs proposed to dismiss and release all claims against participating defendants in exchange for a contingent payment guaranty by the insurance companies collectively responsible for insuring the issuers in all the related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. Under the guaranty, the insurers or companies will be required to pay the amount, if any, by which $1 billion exceeds the aggregate amount ultimately collected by the plaintiffs from the underwriter defendants in all the cases. If the plaintiffs fail to recover $1 billion and payment is required under the guaranty, Corio would be responsible to pay its pro rata portion of the shortfall, up to the amount of the self-insured retention under its insurance policy, which is $1 million. In July 2003, Corio tentatively agreed to accept this settlement proposal. The settlement is subject to acceptance by a substantial majority of the issuer defendants and execution of a definitive settlement agreement. The settlement is also subject to approval by the Court, which cannot be assured. If the settlement is not accepted by the requisite number of defendants or if it is not approved by the Court or if it otherwise is not consummated, Corio intends to defend the lawsuit vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome. The litigation process is inherently uncertain. If the outcome of the litigation is adverse to us and if we are required to pay significant monetary damages, our business would be significantly harmed. This lawsuit may be time consuming and expensive to defend and may divert management’s attention and may be costly to Corio even if the plaintiff’s settlement proposal is consummated.

Risks Related to our Industry

We cannot assure you that the ASP market will become viable or grow at a rate that will allow us to achieve profitability.

Growth in demand for and acceptance of ASPs and their hosted business software applications is highly uncertain. This is especially true given the uncertainty in the macroeconomic environment. Companies in the ASP industry, such as Pandesic and Red Gorilla and others, have ceased operations. Other companies in the ASP industry, such as USinternetworking, have filed for bankruptcy. We cannot assure you that this market will become viable or, if it becomes viable, that it will grow at a rate that will allow us to achieve profitability. The market for Internet services, private network management solutions and widely distributed Internet-enabled application software has only recently begun to develop and is now evolving rapidly. We believe that many of our potential customers are not fully aware of the benefits of hosted and managed solutions. It is possible that these solutions will never achieve market acceptance. It is also possible that potential customers will decide that the risks associated with hiring ASPs in general (or smaller service providers in particular) to implement and manage their critical systems and business functions outweigh the efficiencies associated with the products and services we provide. Concerns over transaction security and user privacy, inadequate network infrastructure for the entire Internet and inconsistent performance of the Internet and the financial viability of ASPs could also limit the growth of Internet-based business software solutions.

Increasing government regulation could limit the market for, or impose sales and other taxes on the sale of, our services, which could cause our revenues to decline or increase our expenses.

We offer our suite of software applications over networks, which subject us to government regulation concerning Internet usage and electronic commerce. We expect that state, federal and foreign agencies will adopt and modify regulations covering issues such as user and data privacy, pricing, taxation of goods and services provided over the Internet, the use and export of cryptographic technology and content and quality of products and services. It is possible that legislation could expose us and other companies involved in electronic commerce to liability or require permits or other authorizations, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for or make it more difficult to offer our services.

The taxation of commerce activities in connection with the Internet has not been established, may change in the future and may vary from jurisdiction to jurisdiction. One or more states or countries may seek to impose sales or other taxes on companies that engage in or facilitate electronic commerce. A number of proposals have been made at the local, state, national and international levels that would impose additional taxes on the sale of products and services over the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could subject us to taxation relating to our use of the Internet as a means of delivering our services. Moreover, if any state or country were to assert successfully that we should collect sales or other taxes on the exchange of products and services over the Internet, our customers may refuse to continue using our services, which could cause our revenues to decline significantly.

If we expand our business outside the United States we may be subject to unfavorable international conditions and regulations that could cause our international business to fail.

We have customers with international operations, have established a subsidiary in India, and may expand our business outside of the United States in the future. Conducting our business in international markets is subject to complexities associated with foreign operations and to additional risks related to our business, including the possibility that the scarcity of cost-effective, high-speed Internet access and the slow pace of future improvements in access to the Internet will limit the market for hosting software applications over the Internet or adversely affect the delivery of our services to customers. Additionally, some countries outside of the United States do not permit hosting applications on behalf of companies. The European Union has adopted a privacy directive that regulates the collection and use of information. This directive may inhibit or prohibit the collection and sharing of personal information in ways that could harm us. The globalization of Internet commerce may be harmed by these and similar regulations since the European Union privacy directive prohibits transmission of personal information outside the European Union unless the receiving country has enacted individual privacy protection laws at least as strong as those enacted by the European Union privacy directive.

General political and economic conditions may reduce our revenues and harm our operations.

Because of the economic and political environment, many industries have delayed or reduced technology expenditures. If this trend continues, we may fall short of our revenue expectations, and ultimately may fail to achieve profitability. Moreover, weakness in the technology sector as a whole could negatively affect the cash flow of some of our customers, which in turn could impact their ability to meet their obligations to us as they come due. This could increase our credit risk exposure and harm our overall financial position.

In addition, global and domestic political conditions, terrorist acts, or acts of war (wherever located in the world) may damage or disrupt global and domestic markets and negatively affect our business, employees, customers, and suppliers, which in turn could have an adverse effect on our operations and our overall profitability.

Market prices of Internet and technology companies have been highly volatile, and the market for our stock may be volatile as well.

The stock market has experienced significant price and trading volume fluctuations, and the market prices of technology companies generally, and Internet-related software companies particularly, have been volatile. The market prices of technology companies generally, and technology service companies in particular, have been subject to significant downward pressure. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs to us and a diversion of our management’s attention and resources.

Many significant corporate actions are controlled by our officers, directors and affiliated entities regardless of the opposition of other investors or the desire of other investors to pursue an alternative cause of action.

Our executive officers, directors and entities affiliated with them, in the aggregate, beneficially own approximately 40% of our common stock as of March 31, 2004. If they were to act together, these stockholders would be able to exercise control over most matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could cause our stock price to drop. These actions may be taken even if they are opposed by the other investors, including those who purchased shares in the initial public offering.

Delaware law and our charter, bylaws and contracts provide anti-takeover defenses that could delay or prevent an acquisition of us, even if an acquisition would be beneficial to our stockholders.

Provisions of Delaware law, our certificate of incorporation, bylaws and contracts could delay, defer or prevent an acquisition or change of control of us, even if an acquisition would be beneficial to our stockholders, and this could adversely affect the price of our common stock.

•	Our bylaws limit the ability of our stockholders to call a special meeting and do not permit stockholders to act by written consent.

•	We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

•	Several members of our senior management have contracts with us that provide for the acceleration of the vesting of their stock options upon termination following a change of control, and members of our board of directors have contracts with us that provide for the acceleration of vesting of their stock options upon a change of control.

•	Our certificate of incorporation permits our board to issue shares of preferred stock without stockholder approval. In addition to delaying or preventing an acquisition, the issuance of a substantial number of shares of preferred stock could adversely affect the price of the common stock.

Additional provisions of our certificate of incorporation that may serve to delay or prevent an acquisition include a staggered board, advance notice procedures for stockholders to nominate candidates for election as directors, authorization of our board to alter the number of directors without stockholder approval and lack of cumulative voting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other information with the SEC, in accordance with the Exchange Act. You may read and copy any document we file with the SEC at the following public reference room:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

1-800-SEC-0330

Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our reports, proxy statements and other information filed with the SEC are also available to the public over the Internet at the SEC’s World Wide Web site that at http://www.sec.gov. Our filings are also available to the public at http://www.corio.com.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act. The registration statement relates to the common stock offered by the selling stockholders identified in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC as described above.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the documents listed below, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The following documents, which were previously filed by Corio with the SEC, are incorporated by reference into this prospectus:

•	Current Report on Form 8-K initially filed on October 29, 2003, as amended on June 14, 2004 (relating to the acquisition of certain assets of Nexus Technology, Inc.);

•	Current Report on Form 8-K initially filed on September 27, 2002, as amended on December 4, 2002 and June 14, 2004 (relating to the acquisition of certain assets of Qwest Cyber.Solutions LLC);

•	Quarterly Report on Form 10-Q filed on May 14, 2004 for the quarterly period ended March 31, 2004;

•	Annual Report on Form 10-K initially filed on March 30, 2004, as amended on March 31, 2004 and June 4, 2004, for the fiscal year ended December 31, 2003; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed on July 12, 2000, under Section 12(g) of the Exchange Act.

Each of these filings is available from the SEC as described above.

You may also request, and we will provide at no cost, a copy of these filings, including any exhibits to such filings, by writing or telephoning us at the following address:

Investor Relations Department

Corio, Inc.

959 Skyway Road

Suite 100

San Carlos, CA 94070

(650) 232-4080

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other oral and written statements made by us to the public contain and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. When used in this prospectus, the words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “may”, “will” and similar expressions are considered to contain uncertainty and are forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus under the heading “Risk Factors”, which we encourage you to read carefully. In addition, you should review the similar information under the caption “Factors Affecting Operating Results” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in other reports we may file with the SEC. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. You should not rely on these forward-looking statements, which reflect our position as of the date of this prospectus. We do not assume any obligation to revise forward-looking statements contained in this prospectus or incorporated by reference herein.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the number of shares beneficially owned by the selling stockholders named below both prior to this offering and assuming the sale of all shares to be registered under this prospectus. The shares of common stock being offered under this prospectus were initially issued to Nexus Technology, Inc. but were subsequently distributed to its equityholders based on their pro-rata ownership interests in Nexus. The selling stockholders are the equityholders and former employees of Nexus, and, in connection with our acquisition of substantially all of the assets of Nexus, have become employees of Corio. The percentage ownership figures in the table below are based on the 61,767,102 shares of common stock outstanding as of December 31, 2003, which includes the 2,921,390 shares of common stock issued in connection with the asset purchase transaction. Except as noted above, the information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

The shares being offered by the selling stockholders under this prospectus were acquired from us in connection with our acquisition of substantially all of the assets of Nexus. Such shares were issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act.

In addition to the shares being offered hereunder, Nexus is entitled to receive an earn-out payment payable in shares of Corio common stock contingent upon Corio’s attaining certain specified revenue milestones in the quarter ending December 31, 2004, and it is expected that Nexus would promptly distribute this earn-out payment to the selling stockholders. More specifically, (i) if Corio recognizes revenue for the quarter ending December 31, 2004 from certain former and prospective customers of Nexus of $3 million or more, Corio will issue to Nexus common stock with a value of $2 million, (ii) if Corio recognizes revenue for that quarter from the identified companies of between $2.7 million and $3.0 million, Corio will issue to Nexus common stock with a value of $1.6 million, and (iii) if Corio recognizes revenue for that quarter from the identified companies of between $2.0 million and $2.7 million, Corio will issue to Nexus common stock with a value of $1 million. The actual number of shares of common stock to be issued pursuant to these earn-out arrangements shall be determined by dividing the value of the earn-out payment by the greater of (i) the average closing price of Corio’s common stock over a fifteen day period ending two trading days prior to the date of the earn-out payment and (ii) $1.30. However, the shares of Corio common stock to which the selling stockholders may be entitled pursuant to the earn-out arrangements described above will not being offered under this prospectus.

Pursuant to the registration rights agreement we entered into in connection with our acquisition of substantially all of the assets of Nexus, we agreed to register for resale the shares issued at the closing of such transaction under the registration statement of which this prospectus is a part. We are not required to register for resale the shares issued pursuant to the earn-out arrangements discussed above.

The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned Following Offering
Selling Stockholders	Number	Percent		Number	Percent
Dean Adamopoulos	769,201	1.25%	769,201	—	—
John Zis	409,289	*	409,289	—	—
John Zis, as trustee (1)	1,538,402	2.49%	1,538,402	—	—
Jeff Devine	116,856	*	116,856	—	—
Sabir Kapasi	87,642	*	87,642	—	—

*	Indicates less than 1% ownership.

(1)	Includes 769,201 shares of common stock held by Enterprise Trust I and 769,201 shares of common stock held by Enterprise Trust II. Mr. John Zis is trustee and registered shareholder of each such trust.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus. The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees, transferees of or other successors in interest to, the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, all of which may be changed. The distribution of the shares may be effected in one or more transactions that may take place through The Nasdaq Stock Market, including block trades or ordinary broker’s transactions, or through privately negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales.

The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents’ commissions, if any, and other expenses of issuance and distribution not borne by us. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

The selling stockholders or the successors in interest to the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or the successors in interest to the selling stockholders may also enter into option or other transactions with the broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter by such broker-dealer pursuant to this prospectus. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market and each selling stockholder acknowledged that it understands its obligation to comply, and agreed in writing to comply, with Regulation M of the Exchange Act.

To the extent required, the specific shares to be sold, the names of the selling stockholders, the purchase price, the public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

We have agreed to bear certain expenses of registration of the shares under federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents and fees attributable to the sale of the shares. We have also agreed to indemnify the selling stockholders against certain liabilities, including certain potential liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against certain liabilities, including certain potential liabilities under the Securities Act.

We may suspend the use of this prospectus for a discrete period of time if, in our reasonable judgment, a development has occurred or condition exists as a result of which the registration statement or the prospectus does not contain material nonpublic information which in our reasonable judgment is required to be included in the registration statement or prospectus for sales of the shares to be made hereunder.

Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to that Rule rather than pursuant to this prospectus.

There can be no assurance that the selling stockholders will sell any or all of the shares offered by it under this prospectus.

LEGAL MATTERS

The validity of the shares offered under this prospectus has been passed upon for Corio by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Corio, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG LLP refers to a change in the method of accounting for goodwill and other acquired intangible assets in 2002.

The financial statements of Qwest Cyber.Solutions, LLC—ASP Division (QCS) as of December 31, 2001 and 2000 and for the period from inception of QCS through December 31, 1999, for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 through October 25, 2002, appearing in Corio’s Current Report on Form 8-K/A filed on June 14, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of Frank, Rimerman & Co. LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.